EXHIBIT 99


               July 18, 2001


               For media inquiries:                   For financial inquiries:
               Katherine Taylor                       John Hecht
               Investor Relations Manager             Chief Financial Officer
               815-961-7164                           815-961-2787




          AMCORE FINANCIAL, INC. REPORTS SECOND QUARTER 2001 EARNINGS;
                       COMPLETES SIX OF SEVEN BRANCH SALES

     ROCKFORD, IL -- AMCORE Financial, Inc. reported earnings per share of $0.38 on net income of $9.8 million for the second quarter ended June 30, 2001.

     The sale of six branches resulted in $8.7 million in gains. This pre-tax gain was partly offset by other actions that took place during the second quarter, including restructuring in the investment portfolio, which lowered interest rate risk.

     Also during the second quarter, there were significant additions to the allowance for loan and lease losses, which improved the Company's allowance to ending loans to 1.32 percent from 1.08 percent during the same period a year ago.

     "We've gone through some important changes within the last 18 months, which have better positioned our Company for the future," said Robert J. Meuleman, chairman and chief executive officer. "We've focused our resources on high growth markets and improved the stability of our future earnings."

     HIGHLIGHTS
     ----------

     o Diluted earnings per share in the second quarter were $0.38, compared to $0.39 in the second quarter of 2000.

     o Net income was $9.8 million, a 9 percent decrease from $10.7 million in the second quarter of 2000.

     o Net interest margin increased 10 basis points to 3.32 percent compared to the first quarter of 2001 and increased 1 basis point from the second quarter of 2000.

     o    The pre-tax gain on the sale of six branches was $8.7 million.

     o Investment portfolio restructuring resulted in $2.3 million in net security losses.

     o Average loans decreased $259 million or 9 percent, from the same period last year.

     o Operating expenses increased 5 percent, or $1.5 million, compared to the second quarter of 2000.

     o Mortgage activity continued very strong with $142 million in closed loans during the quarter, up from $52 million in the same quarter a year ago.

     o Trust and asset management revenues decreased to $6.8 million from $7.6 million during the same period a year ago.

     o During the second quarter, 392,000 shares were repurchased at an average price of $20.09.

     EARNINGS SUMMARY
     ----------------

     Net income for the second quarter was $9.8 million, a 9 percent decrease from $10.7 million in the second quarter of 2000. Average earning assets decreased $366 million, or 9 percent, contributing to a $919,000 decrease in net income. Average loans decreased 9 percent or $259 million to $2.5 billion. The decrease in average loans was the result of the sale of $98.6 million of indirect auto loans and the decrease of $114 million in 1-4 family real estate loans due to higher prepayments, refinancing and securitization. Commercial loan volume also decreased $30 million due to stricter pricing policies, tighter credit standards and a slow down in the economy. In addition, there was the disposal of $16.6 million in average loans from the branch sales.

     The net interest margin increased 10 basis points to 3.32 percent from 3.22 percent in the first quarter of 2001 and increased 1 basis point from the second quarter of 2000. "Our margins are improving in the current rate environment and also reflect significant reductions in our wholesale borrowing, which has lowered our cost of funds," said Meuleman.

     During the second quarter, AMCORE recognized $2.3 million in net security losses related to investment portfolio restructuring designed to reduce interest rate risk. "Our balance sheet restructuring plan focused on those mortgage-related loans and securities having a higher degree of interest rate risk associated with changes in prepayment speeds," said Meuleman. "The plan also focused on reducing certain securities with low yields and/or longer durations. Total 1-4 family real estate loans decreased $141 million from June 30, 2000. In total, we have positioned the balance sheet to respond more favorably, especially in periods of rising interest rates. These restructuring actions are intended to improve the stability and quality of future earnings."

     Trust and asset management revenues decreased $718,000, or 9.5 percent, in the second quarter of 2001 from $7.6 million in the second quarter of 2000. Total revenues from employee benefit accounts have declined $892,000 for the first six months of 2001 compared to the same period a year ago. "The overall decline in the stock market has impacted our asset management business, particularly equity values upon which our fees are based," said Meuleman. "In our employee benefits area, service quality has improved significantly now that we have brought recordkeeping in-house."

     Mortgage volume was up significantly, primarily due to refinancing activity. Loan volume increased 173 percent to $142 million, up from $52 million in the second quarter of 2000. Refinance activity accounted for nearly three-fourths of the loan volume or $105 million. "We've been successful in capturing a significant portion of the refinancing business in our markets because of the strong name recognition of our mortgage company and our scalable processing systems," said Meuleman.

     Total operating expenses increased 5 percent from a year ago, or $1.5 million, to $31.3 million. The increase was primarily due to senior management severance costs from the line of business changes announced previously, variable expenses related to higher mortgage volume and other real estate write-downs.

     ASSET QUALITY AND RESERVES
     --------------------------

     During the quarter, AMCORE increased provisions for loan losses by $5.2 million compared to the same period a year ago. The increase relates to higher non-performing loans, increases in charge-offs and delinquencies and concerns over the economy's impact, particularly on commercial borrowers.

     "While AMCORE has maintained an adequate allowance for loan and lease losses, economic conditions have led us to strengthen our allowance," said Meuleman. "We believe the additions to the allowance are sufficient to protect us against estimated credit losses."

     The allowance for loan losses to ending loans increased to 1.32 percent at June 30, 2001 up from 1.08 percent at June 30, 2000 and 1.15 percent at March 31, 2001. Allowance coverage of non-performing loans increased to 103 percent compared to 93 percent at March 31, 2001, and was essentially flat compared to a year ago. Total non-performing assets at June 30, 2001 were $34.8 million, or
0.86 percent of total assets compared to $35.6 million or 0.85 percent of total assets at March 31, 2001. Net charge-offs represented 56 basis points annualized of average loans for the second quarter compared to 20 basis points in the second quarter of 2000 and 24 basis points in the first quarter of 2001.

     "As we reported in the first quarter of 2001, about $9 million of the non-performing loan total was due to three unrelated credits," said Meuleman. "These are three diverse credits that are not tied to any one industry."

     BRANCH ACTIVITY
     ---------------

     Gain on the sale of six branches was $8.7 million on a pre-tax basis, net of associated costs. For the six branches sold, $152 million in deposits and $50.7 million in loans were transferred to the respective buyers. The average gross premium on the branch sales during the quarter was 6.4 percent. The seventh branch in Gridley is expected to close in mid-August with a net gain of approximately $1.8 million.

     The six branch sales that were completed during the second quarter and their buyers include Ashton/Rochelle to the First National Bank of Rochelle, IL; Mount Morris to UNION Savings BANK, Freeport, IL; Aledo to THE National Bank, Bettendorf, Iowa; and Sheffield and Wyanet to Peoples National Bank of Kewanee. Peoples National Bank of Kewanee then immediately announced the sale of the Wyanet branch to Citizens First State Bank of Walnut.

     "Our goal is to focus our resources on high growth markets where we can increase our revenues and generate more sales of our core business products especially our cash management, investment and commercial products," said Meuleman.

     In the second quarter, the Company opened two branches along the I-90 growth corridor - the Perryville branch on Rockford's fast growing east side and an office in Geneva, IL, an affluent suburb in Kane County. In addition, one potential site is being considered in St. Charles, IL located between the Geneva and Elgin markets, and one site in McHenry, IL. "These are strong markets for us where we have significant name recognition," said Meuleman. "The sites in Kane and McHenry counties will add significantly to our presence in the Fox River Valley and strategically position us along I-90 in the western Chicago suburbs."

     OUTLOOK
     -------

     "We began repositioning our Company when we implemented our Customer Focused Organizational Structure and consolidated our nine bank charters into one in October 1999," said Meuleman. "Since that time we have continued to build on that strategy and have reduced our risk by implementing improved credit and pricing standards, decreased our reliance on wholesale funding through balance sheet restructuring, reduced our leveraged investment portfolio, sold branches in markets that did not fit our geographic or growth goals and began investing our resources in higher growth markets that would lead to increased revenues.

     "All of these efforts required significant changes within our Company and took substantial commitment from our managers and employees. We are now beginning to see the benefits of our actions through improvements in our margins and the restructuring of our balance sheet.

     "Our continued focus for the remainder of the year is to meet our customers' needs by providing integrated banking and asset management services. This move should bring greater value for customers, differentiation for the Company and growth for its investors."

     AMCORE Financial, Inc. is the bank distinguished by high performance asset management and the delivery of tailored products to business customers in selected high growth Midwestern markets. The Company is headquartered in northern Illinois with investment assets under administration of $5 billion and banking assets of $4 billion with 64 locations in Illinois, Wisconsin and Iowa.

     In addition to its banking subsidiary, the company has two financial services companies: AMCORE Mortgage, Inc. and AMCORE Investment Group. AMCORE Mortgage provides a variety of mortgage lending products and services to individuals. AMCORE Investment Group provides the following services: trust, brokerage, investment management, mutual fund administration, employee benefit plan record keeping and is the investment advisor for the Vintage family of mutual funds.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of AMCORE. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. These statements are based upon beliefs and assumptions of AMCORE'S management and on information currently available to such management. The use of the words "believe", "expect", "anticipate", "plan", "estimate", "may", "will" or similar expressions are forward looking statements. Forward-looking statements speak only as of the date they are made, and AMCORE undertakes no obligation to update publicly any of them in light of new information or future events.

Contemplated, projected, forecasted or estimated results in such forward-looking statements involve certain inherent risks and uncertainties. A number of factors
- many of which are beyond the ability of the company to control or predict - could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following possibilities: (I) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the formation of new products by new and existing competitors; (II) adverse state and federal legislation and regulation; (III) failure to obtain new customers and retain existing customers; (IV) inability to carry out marketing and/or expansion plans; (V) loss of key executives or personnel; (VI) changes in interest rates including the effect of prepayment; (VII) general economic and business conditions which are less favorable than expected; (VIII) equity and fixed income market fluctuations; (IX) unanticipated changes in industry trends;
(X) unanticipated changes in credit quality and risk factors; (XI) success in gaining regulatory approvals when required; (XII) changes in Federal Reserve Board monetary policies; (XIII) unexpected outcomes on existing or new litigation in which AMCORE, its subsidiaries, officers, directors or employees are named defendants; (XIV) technological changes; (XV) changes in accounting principles generally accepted in the United States of America; and (XVI) inability of third-party vendors to perform critical services to the company or its customers.


     AMCORE common stock is listed on The NASDAQ Stock Market under the symbol "AMFI." Further information about AMCORE Financial, Inc. can be found at the company's website at http://www.AMCORE.com and at www.VintageFunds.com.

                             AMCORE Financial, Inc.
                     CONSOLIDATED KEY FINANCIAL DATA SUMMARY

(dollars in thousands)                    Quarter Ended                      Six Months Ended        Trailing Twelve Months Ended
                               --------------------------------------  ---------------------------- -------------------------------
                                      June 30,     Percent  March 31,        June 30,       Percent        June 30,       Percent
Key Financial Highlights &        2001      2000   Change     2001       2001       2000    Change      2001      2000     Change
Ratios (A)
---------------------------------------------------------------------  ---------------------------- -------------------------------
Net revenues (B).............. $ 51,695   $46,687   10.7%   $45,519    $97,214   $ 94,180     3.2%   $.189,295 $ 190,534    (0.7%)
Net interest income - FTE.....   31,333    34,286   (8.6%)   31,343     62,676     69,524    (9.8%)    127,161   141,351   (10.0%)
Operating expenses............   31,267    29,714    5.2%    29,922     61,189     59,178     3.4%     119,123   117,162     1.7%
Net income....................    9,762    10,681   (8.6%)   10,194     19,956     21,768    (8.3%)     41,271    44,755    (7.8%)
Diluted earnings per share....     0.38      0.39   (2.6%)     0.39       0.76       0.79    (3.8%)       1.56      1.59    (1.9%)
Cash dividends per share......     0.16      0.16    0.0%      0.16       0.32       0.32     0.0%        0.64      0.60     6.7%
Book value per share..........    12.24     10.60   15.5%     12.22

Shares outstanding (in thousands)
   Average diluted............   25,967    27,421   (5.3%)   26,309     26,138     27,625    (5.4%)
   Ending.....................   25,610    27,112   (5.5%)   25,839

Return on average assets......     0.96%     0.99%  (0.03%)    0.97%      0.96%      1.01%   (0.05%)
Return on average equity......    12.50%    15.20%  (2.70%)   12.99%     12.74%     15.41%   (2.67%)
Net interest margin (FTE).....     3.32%     3.31%   0.01%     3.22%      3.27%      3.37%   (0.10%)
Efficiency Ratio (FTE) (C) ...    63.17%    60.25%   2.92%    62.15%     62.66%     59.58%    3.08%

(A)  All ratios have been adjusted to exclude accounting changes.
(B)  Includes net security gains (losses).
(C) 2001 Ratios also exclude branch gains, portfolio restructuring and severance expense.

                                                     Quarter Ended                  Six Months Ended
                                       -------------------------------------- ------------------------------
                                               June 30,     Percent March 31,        June 30,        Percent
Income Statement                           2001      2000   Change     2001      2001       2000     Change
----------------------------------------------------------------------------- ------------------------------
Interest income......................   $ 72,107   $80,823  (10.8%)  $75,626   $147,733   $159,755    (7.5%)
Interest expense.....................     42,872    48,798  (12.1%)   46,400     89,272     94,768    (5.8%)
                                       -------------------------------------- ------------------------------
   Net interest income...............     29,235    32,025   (8.7%)   29,226     58,461     64,987   (10.0%)
Provision for loan and lease losses..      7,557     2,340  222.9%     2,156      9,713      4,730   105.3%
Non-interest income:
   Trust & asset management income...      6,835     7,553   (9.5%)    6,782     13,617     15,175   (10.3%)
   Service charges on deposits.......      3,734     2,781   34.3%     3,074      6,808      5,395    26.2%
   Mortgage revenues.................      1,855       963   92.6%     1,441      3,296      1,648   100.0%
   Bank owned life insurance income..      1,386       380  264.7%     1,044      2,430        542   348.3%
   Gain on branch sales..............      8,695         -     N/M         -      8,695          -      N/M
   Other.............................      2,227     2,592  (14.1%)    3,209      5,436      5,337     1.9%
                                       -------------------------------------- ------------------------------
      Total non-interest income......     24,732    14,269   73.3%    15,550     40,282     28,097    43.4%
Net security gains (losses)..........     (2,272)      393 (678.1%)      743     (1,529)     1,096  (239.5%)
Operating expenses:
   Personnel costs...................     17,457    16,957    2.9%    16,672     34,129     33,220     2.7%
   Net occupancy expense.............      1,798     1,715    4.8%     2,062      3,860      3,552     8.7%
   Equipment expense.................      2,014     2,181   (7.7%)    2,160      4,174      4,464    (6.5%)
   Data processing expense...........      1,486     1,446    2.8%     1,516      3,002      3,038    (1.2%)
   Professional fees.................      1,036     1,061   (2.4%)    1,116      2,152      2,069     4.0%
   Advertising & business development      1,289     1,159   11.2%       836      2,125      2,142    (0.8%)
   Amortization of intangible assets.        534       529    0.9%       551      1,085      1,057     2.6%
   Communication expense.............      1,003       966    3.8%     1,044      2,047      2,042     0.2%
   Other.............................      4,650     3,700   25.7%     3,965      8,615      7,594    13.4%
                                       -------------------------------------- ------------------------------
      Total operating expenses.......     31,267    29,714    5.2%    29,922     61,189     59,178     3.4%
                                       -------------------------------------- ------------------------------
Income before income taxes...........     12,871    14,633  (12.0%)   13,441     26,312     30,272   (13.1%)
Income taxes.........................      3,109     3,952  (21.3%)    3,472      6,581      8,504   (22.6%)
                                       -------------------------------------- ------------------------------
Net income from operations...........    $ 9,762   $10,681   (8.6%)  $ 9,969    $19,731   $ 21,768    (9.4%)
Accounting changes, net of tax.......          -         -      -        225        225          -      N/M
                                       -------------------------------------- ------------------------------
Net income...........................    $ 9,762   $10,681   (8.6%)  $10,194    $19,956   $ 21,768    (8.3%)
                                       -------------------------------------- ------------------------------
Segment Earnings
  Banking............................    $ 9,638   $10,340   (6.8%)  $10,159    $19,797   $ 21,081    (6.1%)
  Trust & Asset Management...........        978     1,423  (31.3%)      849      1,827      2,868   (36.3%)
  Mortgage Banking...................        492       416   18.3%       530      1,022        672    52.1%
  Other..............................     (1,346)   (1,498) (10.1%)   (1,344)    (2,690)    (2,853)   (5.7%)
                                       -------------------------------------- ------------------------------
Total Segments.......................    $ 9,762   $10,681   (8.6%)  $10,194    $19,956   $ 21,768    (8.3%)
                                       -------------------------------------- ------------------------------

AMCORE Financial, Inc.

                                                               Quarter Ended June 30,                Six Months Ended June 30,
                                                     ------------------------------------------------------------------------------
                                                             2001                2000                 2001               2000
                                                     ------------------------------------------------------------------------------
(dollars in thousands)                    Ending      Average   Yield/    Average   Yield/     Average    Yield/  Average    Yield/
                                         Balance      Balance    Rate     Balance    Rate      Balance     Rate   Balance     Rate
-----------------------------------------------------------------------------------------------------------------------------------
Assets:
   Taxable securities..................   $ 863,186   $ 892,018  6.68%  $1,009,833   6.91%    $ 913,538   6.77%  $1,009,408   6.93%
   Tax-exempt securities (FTE).........     280,122     281,813  7.68%     301,804   7.69%      283,448   7.68%     302,973   7.69%
   Other earning assets................      25,431      23,538  4.40%      14,671   6.69%       27,481   5.20%      16,868   6.11%
   Loans held for sale.................      41,712      40,399  5.89%      18,925   8.60%       38,289   6.84%      14,615   8.16%
   Loans, net of unearned income (FTE).   2,501,753   2,531,096  8.34%   2,790,074   8.50%    2,561,457   8.45%   2,774,538   8.42%
                                        -------------------------------------------------------------------------------------------
      Total Earning Assets (FTE).......  $3,712,204  $3,768,864  7.89%  $4,135,307   8.06%   $3,824,213   7.98%  $4,118,402   8.00%
   Intangible assets...................      16,946      17,328             17,964               17,403              17,939
   Other non-earning assets............     302,077     303,982            207,373              288,873             204,808
                                        -------------------------------------------------------------------------------------------
Total Assets...........................  $4,031,227  $4,090,174         $4,360,644           $4,130,489          $4,341,149
                                        ===========================================================================================
Liabilities & Stockholders' Equity:
   Interest bearing deposits...........  $2,519,323  $2,591,569  4.90%  $2,739,555   5.04%   $2,650,849   5.09%  $2,720,030   4.93%
   Non-interest bearing deposits.......     356,789     345,543            362,948              345,358             363,274
                                        -------------------------------------------------------------------------------------------
      Total Deposits...................   2,876,112   2,937,112          3,102,503            2,996,207           3,083,304
                                        -------------------------------------------------------------------------------------------
   Short-term borrowings...............     460,515     455,285  5.85%     584,238   6.31%      449,558   6.01%     601,985   6.10%
   Long-term borrowings................     310,309     308,757  5.96%     336,150   6.32%      297,654   6.11%     315,805   6.24%
                                        -------------------------------------------------------------------------------------------
      Total Interest Bearing Liabilities $3,290,147  $3,355,611  5.12%  $3,659,943   5.36%   $3,398,061   5.30%  $3,637,820   5.24%
   Other liabilities...................      70,907      75,700             55,077               74,827              56,053
                                        -------------------------------------------------------------------------------------------
      Total Liabilities................  $3,717,843  $3,776,854         $4,077,968           $3,818,246          $4,057,147
      Stockholders' Equity.............     313,384     313,320            282,676              312,243             284,002
                                        -------------------------------------------------------------------------------------------
Total Liabilities & Stockholder's Equity $4,031,227  $4,090,174         $4,360,644           $4,130,489          $4,341,149
                                        ===========================================================================================

                                        -------------------------------------------------------------------------------------------
                                                            Quarter Ended                                   Six Months Ended
                                        -------------------------------------------------------------------------------------------
                                               June 30,        Percent     March 31,  Percent           June 30,          Percent
Asset Quality                              2001        2000    Change        2001     Change         2001     2000        Change
-----------------------------------------------------------------------------------------------------------------------------------
Ending allowance for loan losses......  $ 33,006    $ 30,132      9.5%     $ 29,561     11.7%
Net charge-offs.......................     3,547       1,374    158.2%        1,558    127.7%        5,105    2,975       71.6%
Net charge-offs to average loans (D)..      0.56%       0.20%     0.36%        0 24%     0.32%        0.40%    0.22%       0.18%

Non-performing assets:
   Non-performing loans - nonaccrual..  $ 32,116    $ 29,204     10.0%     $ 31,736      1.2%
   Foreclosed real estate (OREO)......     1,960       2,256    (13.1%)       2,880    (31.9%)
   Other foreclosed assets............       736       1,666    (55.8%)         996    (26.1%)
                                        ------------------------------------------------------
      Total non-performing assets.....  $ 34,812    $ 33,126      5.1%     $ 35,612     (2.2%)
                                        ======================================================
Loans 90 days past due & still accruing $ 16,182    $ 10,948     47.8%     $ 12,306     31.5%

(D) On an annualized basis.

                                                 June 30,                     March 31,
Key Asset Quality Ratios                     2001        2000      Change       2001
-----------------------------------------------------------------------------------------
   Allowance to ending loans..............    1.32%       1.08%     0.24%        1.15%
   Allowance to non-performing loans......  102.77%     103.18%    (0.41%)      93.15%
   Non-performing loans to loans..........    1.28%       1.05%     0.23%        1.24%
   Non-performing assets to loans & OREO..    1.39%       1.19%     0.20%        1.39%
   Non-performing assets to total assets..    0.86%       0.75%     0.11%        0.85%

Capital Adequacy
----------------------------------------------------------------------------
  Total risk-based capital................   12.51%      12.31%     0.20%
  Tier 1 risk-based capital...............   11.38%      11.30%     0.08%
  Leverage ratio..........................    8.18%       7.81%     0.37%